Exhibit 1.01

Conflict Minerals Report of Giga-tronics Incorporated.

In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Giga-tronics Incorporated. (the “Company”) for calendar year 2020 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. The specified conflict minerals, which we collectively refer to in this Report as “3TG” or “conflict minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country as defined in Form SD (collectively, the “Covered Countries”), or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

The Company’s Giga-tronics Division designs, manufactures and markets a family of functional test products for the RADAR and Electronic Warfare segment of the defense electronics market. Our RADAR/EW test products are used to evaluate and improve the performance of RADAR/EW systems. Giga-tronics Division customers include major prime defense contractors, the armed services (primarily in the U.S.) and research institutes.

The Company’s Microsource division primarily develops Microwave Integrated Components (MICs) for use in military airborne applications. Microsource’s two largest customers are prime contractors for which we develop and manufacture RADAR filters used in fighter jet aircraft.

Giga-tronics was incorporated on March 5, 1980 and acquired Microsource, Inc. on May 18, 1998.

The combined Company principal executive offices are located at 5990 Gleason Drive, Dublin, California, and its telephone number at that location is (925) 328-4650.

Products Overview

Giga-tronics

The Company’s Giga-tronics Division designs, manufactures and markets a family of functional test products for the RADAR and Electronic Warfare segment of the defense electronics market. The Company has developed an approach to address the RADAR/EW test requirements that are adaptive and cognitive. The Company believes that testing these new RADAR and jamming (i.e. interference) signals is best performed using a real time, closed loop, dynamic simulation system. Giga-tronics RADAR/EW test solutions present a paradigm shift providing a closed loop test capability that, to its knowledge, is unavailable elsewhere.

Microsource

Microsource is a sole source supplier serving the aftermarket for operational hardware associated with the US Government’s RADAR Modernization Program (RMP) for prior generation fighter jet aircraft (F/A-18E, F-15D and F-16 jets) to extend their useful lives. The Company’s Microsource division supplies RADAR filters specifically designed for military aircraft to solve an interference problem created when newer, more powerful RADARs are installed on older aircraft.

Supply Chain Overview

The Company undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its products. The Company’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to the Company’s suppliers. As a company in the business of manufacturing RF and microwave signal generators, microwave power amplifiers, microwave power meters, ATE signal switching and RF interface unit (RFIU) and microwave components and sub-assemblies, the Company is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

GIGA’s due diligence measures included:

-	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

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Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

Conclusions

As a result of the due diligence measures described above, the Company has determined that the supply chains for its products are “DRC conflict undeterminable” as defined by paragraph (d)(5) of the instructions to Item 1.01 for all products manufactured and/or contracted to be manufactured for the Company. The Company makes this determination due to a lack of sufficient information from its suppliers to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.